UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

INGLES MARKETS, INCORPORATED
(Name of Registrant as Specified In Its Charter)

SUMMER ROAD LLC CAP 1 LLC EAST RIVER PARTNERS LTD EAST RIVER PARTNERS II LTD UNCH CORP. RORY A. HELD FRANK S. VELLUCCI
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2026 ANNUAL MEETING OF SHAREHOLDERS
OF
INGLES MARKETS, INCORPORATED
_________________________

SUPPLEMENT DATED APRIL 1, 2026 TO THE PROXY STATEMENT
OF
SUMMER ROAD LLC
DATED MARCH 27, 2026
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

Summer Road LLC (together with its affiliates “Summer Road,” “we” or “our”) and the other participants in this solicitation are shareholders of Ingles Markets, Incorporated, a North Carolina corporation (“Ingles Markets” or the “Company”), who beneficially own an aggregate of 433,678 shares of Class A Common Stock, $0.05 par value per share (the “Class A Common Stock”), of Ingles Markets, representing approximately 3.0% of the outstanding shares of Class A Common Stock. Summer Road has mailed a proxy statement (the “Proxy Statement”) and accompanying GOLD universal proxy card to holders of Class A Common Stock in connection with Summer Road’s solicitation of proxies relating to the Company’s 2026 annual meeting of shareholders scheduled to be held on Thursday, April 30, 2026, at 10:00 a.m. Eastern Time, which will be held as a completely virtual meeting of shareholders and conducted via live webcast, accessible by visiting www.virtualshareholdermeeting.com/IMKTA2026 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”), where shareholders will have an opportunity:

1.	To elect Summer Road’s director nominee, Rory A. Held (the “Summer Road Nominee”), to serve until the 2027 annual meeting of shareholders (the “2027 Annual Meeting”);
2.	To consider and vote on a non-binding proposal to approve the Company’s compensation for named executive officers, as disclosed in the Company’s proxy statement; and
3.	To consider any other business that is properly presented at the Annual Meeting.

These items of business are more fully described in the Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026.

This proxy statement supplement (this “Proxy Supplement”) supplements the Proxy Statement to include certain information disclosed in the Company’s definitive proxy statement filed with the SEC on April 1, 2026, which was not publicly available at the time we filed the Proxy Statement, and to disclose certain additional information relating to our proxy solicitation.

According to the Company’s definitive proxy statement, any shareholder proposal intended to be presented at the 2027 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received by the Company no later than December 2, 2026 in order to be considered for inclusion in the Company’s proxy statement and form of proxy relating to such meeting.

2

As of the date hereof, Mr. Held directly beneficially owns 1,120 shares of Class A Common Stock. As further explained in the Proxy Statement, Mr. Held, as the Chief Investment Officer of Summer Road LLC, may be deemed to beneficially own an aggregate of 429,058 shares of Class A Common Stock, consisting of (i) 255,984 shares of Class A Common Stock beneficially owned directly by Cap 1 LLC, (ii) 129,489 shares of Class A Common Stock beneficially owned directly by East River Partners Ltd and (iii) 43,585 shares of Class A Common Stock beneficially owned directly by East River Partners II Ltd, which, together with the 1,120 shares of Class A Common Stock he directly owns, constitutes an aggregate of 430,178 shares of Class A Common Stock beneficially owned by Mr. Held. For information regarding transactions in securities of the Company by Mr. Held since the filing of the Proxy Statement, please see Schedule I. The shares of Class A Common Stock purchased by Mr. Held were purchased with personal funds.

This Proxy Supplement is dated April 1, 2026, and is first being furnished to shareholders of the Company on or about April 1, 2026. This Proxy Supplement should be read in conjunction with the Proxy Statement first furnished to shareholders on or about March 27, 2026.

THIS SOLICITATION IS BEING MADE BY SUMMER ROAD AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THE PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

SUMMER ROAD URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE SUMMER ROAD NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The proxy materials are available at:

www.saratogaproxy.com/Ingles

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
SINCE THE FILING OF THE PROXY STATEMENT

Nature of the Transaction	Amount of Securities Acquired/(Disposed)	Date of Transaction

RORY A. HELD

Purchase of Class A Common Stock	1,120	03/31/2026

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Class A Common Stock you own, please give Summer Road your proxy FOR the election of the Summer Road Nominee and in accordance with Summer Road’s recommendation on the other proposal on the agenda for the Annual Meeting by:

•	SIGNING, DATING and MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Class A Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Class A Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD universal voting form.

If you have any questions or require any additional information concerning the Proxy Statement, please contact Saratoga as set forth below.

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of Summer Road’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com